Tel: (604) 688-5421	BDO Canada LLP
Fax: (604) 688-5132	1100 Royal Centre
www.bdo.ca	1055 West Georgia Street
Vancouver, BC
V6E 3P3

Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use of our report dated June 29, 2022 on the consolidated financial statements of Zentek Ltd. (formerly Zen Graphene Solutions Ltd.) ("the Company") for the year ended March 31, 2022 included in this annual report on Form 40-F.

/s/ BDO Canada LLP
BDO Canada LLP
Vancouver, British Columbia
June 29, 2022

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.